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                              December 3, 2020

       Thomas Pacheco
       Chief Financial Officer
       Acushnet Holdings Corp.
       333 Bridge Street
       Fairhaven, Massachusetts 02719

                                                        Re: Acushnet Holdings
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-37935

       Dear Mr. Pacheco:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Exhibits 31.1 and 31.2, page 1

   1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include the introductory language
in paragraph 4 referring to internal control over financial reporting.
                                                        Please amend the filing
to provide revised certifications. Refer to Regulation S-K, Item
                                                        601(31) and C&DI
Question 246.13 on Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas Pacheco
Acushnet Holdings Corp.
December 3, 2020
Page 2

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameThomas Pacheco                        Sincerely,
Comapany NameAcushnet Holdings Corp.
                                                        Division of Corporation
Finance
December 3, 2020 Page 2                                 Office of Manufacturing
FirstName LastName